Exhibit 99.2

Supplemental Material for Financial Results for FY2011 Second Quarter (Consolidated)
< U.S. GAAP >

		FY2010																		FY2011									FY2011

		1Q			2Q			First Half 6 months			3Q			4Q			12 months			1Q			2Q			First Half 6 months			Forecast 12 months
		(2009/4-6)			(2009/7-9)		(2009/4-9)			(2009/10-12)				(2010/1-3)		(’09/4-’10/3)				(2010/4-6)			(2010/7-9)			(2010/4-9)			('10/4-'11/3)
Vehicle Production (thousands of units)		1,319			1,635			2,954			1,921			1,933			6,809			1,793			1,853			3,646			―
(Japan) - including Daihatsu & Hino		761			947			1,708			1,119			1,129			3,956			970			1,024			1,994			―
[Daihatsu]	[	159	]	[	159	]	[	318	]	[	175	]	[	180	]	[	673	]	[	165	]	[	167	]	[	332	]	[	―	]
[Hino]	[	13	]	[	18	]	[	31	]	[	23	]	[	23	]	[	77	]	[	24	]	[	26	]	[	50	]	[	―	]
(Overseas) - including Daihatsu & Hino		558			688			1,246			802			804			2,853			823			829			1,652			―
[Daihatsu]	[	25	]	[	26	]	[	51	]	[	33	]	[	33	]	[	117	]	[	40	]	[	37	]	[	77	]	[	―	]
[Hino]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	2	]	[	3	]	[	5	]	[	―	]
North America		201			251			452			304			286			1,042			343			327			670			―
Europe		93			113			206			112			115			433			83			82			166			―
Asia		192			236			428			288			305			1,021			299			326			624			―
Central and South America		34			37			71			40			34			146			39			37			77			―
Oceania		19			25			44			30			32			106			31			30			61			―
Africa		19			26			45			28			32			105			28			27			54			―
Vehicle Sales (thousands of units)		1,401			1,729			3,130			2,065			2,042			7,237			1,820			1,895			3,715			7,410
(Japan) - including Daihatsu & Hino		407			496			903			583			677			2,163			500			586			1,085			1,990
[Daihatsu]	[	127	]	[	136	]	[	264	]	[	133	]	[	172	]	[	569	]	[	137	]	[	153	]	[	289	]	[	570	]
[Hino]	[	5	]	[	7	]	[	11	]	[	7	]	[	10	]	[	28	]	[	6	]	[	7	]	[	13	]	[	30	]
(Overseas) - including Daihatsu & Hino		994			1,233			2,227			1,482			1,365			5,074			1,320			1,309			2,630			5,420
[Daihatsu]	[	31	]	[	33	]	[	63	]	[	39	]	[	38	]	[	140	]	[	44	]	[	39	]	[	83	]	[	160	]
[Hino]	[	13	]	[	11	]	[	25	]	[	14	]	[	17	]	[	56	]	[	19	]	[	20	]	[	40	]	[	80	]
North America		387			518			904			642			551			2,098			526			515			1,041			2,090
Europe		213			222			435			220			203			858			187			181			368			780
Asia		194			227			422			277			280			979			285			289			575			1,230
Central and South America		44			52			97			66			68			231			69			75			145			280
Oceania		51			60			111			73			67			251			62			54			116			250
Africa		36			44			79			51			54			184			49			46			94			220
Middle East		68			108			176			151			140			466			140			148			288			570
Other		1			2			3			2			2			7			2			1			3			―
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		1,796			2,081			3,878			2,167			2,093			8,139			2,072			2,166			4,238			―
Housing Sales (units)		774			1,285			2,059			1,427			1,795			5,281			866			1,333			2,199			5,300

Supplemental 1

Supplemental Material for Financial Results for FY2011 Second Quarter (Consolidated)
< U.S. GAAP >

	FY2010						FY2011				FY2011

	1Q	2Q	First Half 6 months	3Q	4Q	12 months	1Q	2Q	First Half 6 months		Forecast 12 months
	(2009/4-6)	(2009/7-9)	(2009/4-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)	(2010/4-6)	(2010/7-9)	(2010/4-9)		('10/4-'11/3)
Foreign Exchange Rates
Yen to US Dollar Rate	97	94	96	90	91	93	92	86	89		as premise: 85
Yen to Euro Rate	133	134	133	133	125	131	117	111	114		as premise: 112
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.3	46.0	46.1	50.7	49.1	48.2	50.1	46.1	47.9		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.8	43.1	43.0	46.1	44.8	44.3	45.2	43.3	44.2		―
Number of Employees	324,222	322,650	322,650	321,274	320,590	320,590	319,910	318,001	318,001	(Note 1)	―
Net Revenues (billions of yen)	3,836.0	4,541.6	8,377.6	5,292.9	5,280.4	18,950.9	4,871.8	4,806.7	9,678.4		19,000.0
Geographic Information
Japan	2,181.8	2,656.3	4,838.1	3,093.8	3,288.3	11,220.3	2,806.6	2,919.6	5,726.2		―
North America	1,175.2	1,419.1	2,594.3	1,622.7	1,453.5	5,670.5	1,483.6	1,337.6	2,821.3		―
Europe	515.1	564.3	1,079.4	561.0	506.7	2,147.0	459.8	465.3	925.1		―
Asia	494.1	589.8	1,083.9	762.5	809.0	2,655.4	834.9	794.2	1,628.9		―
Other	343.3	389.7	732.9	494.0	446.8	1,673.8	453.7	408.0	861.7		―
Elimination	-873.5	-1,077.6	-1,951.0	-1,241.1	-1,223.9	-4,416.1	-1,166.8	-1,118.0	-2,284.8		―
Business Segment
Automotive	3,413.0	4,108.3	7,521.3	4,861.1	4,815.0	17,197.4	4,467.8	4,395.8	8,863.6		―
Financial Services	320.1	312.0	632.1	307.2	306.2	1,245.4	307.6	296.3	603.9		―
All Other	204.1	225.1	429.2	226.2	292.2	947.6	212.9	233.5	446.3		―
Elimination	-101.2	-103.8	-205.0	-101.6	-133.0	-439.5	-116.5	-118.9	-235.4		―
Operating Income (billions of yen)	-194.9	58.0	-136.9	189.1	95.3	147.5	211.6	111.5	323.1		380.0
(Operating Income Ratio) (%)	(-5.1)	(1.3)	(-1.6)	(3.6)	(1.8)	(0.8)	(4.3)	(2.3)	(3.3)		(2.0)
Geographic Information
Japan	-212.0	-45.6	-257.7	33.9	-1.5	-225.2	-27.5	-24.5	-52.0		―
North America	-3.7	30.5	26.9	79.7	-21.2	85.4	109.7	36.1	145.9		―
Europe	-20.4	1.7	-18.6	-21.3	7.0	-33.0	-6.8	-2.1	-8.9		―
Asia	26.9	38.5	65.4	67.1	71.0	203.6	90.2	74.0	164.2		―
Other	17.4	23.3	40.6	39.4	35.5	115.5	41.0	31.9	72.9		―
Elimination	-3.1	9.6	6.5	-9.7	4.5	1.2	5.0	-3.9	1.0		―
Business Segment
Automotive	-239.1	-21.3	-260.4	124.5	49.6	-86.3	96.7	33.0	129.7		―
Financial Services	49.6	74.8	124.4	80.6	41.9	246.9	115.1	68.6	183.7		―
All Other	-4.6	5.0	0.4	-14.4	5.1	-8.9	4.0	10.7	14.7		―
Elimination	-0.8	-0.5	-1.3	-1.6	-1.3	-4.2	-4.2	-0.8	-5.0		―
Income before Income Taxes (billions of yen)	-138.5	75.5	-63.0	224.9	129.5	291.4	263.0	129.1	392.0		410.0
(Income before Income Taxes Ratio) (%)	(-3.6)	(1.7)	(-0.8)	(4.2)	(2.5)	(1.5)	(5.4)	(2.7)	(4.1)		(2.2)
Equity in Earnings of Affiliated Companies (billions of yen)	3.6	-59.1	-55.5	58.4	42.5	45.4	70.0	63.8	133.8		―
Net Income (billions of yen)	-77.8	21.8	-56.0	153.2	112.2	209.4	190.4	98.7	289.1		350.0	(Note 2)
(Net Income Ratio) (%)	(-2.0)	(0.5)	(-0.7)	(2.9)	(2.1)	(1.1)	(3.9)	(2.1)	(3.0)		(1.8)
Shareholder Return
Cash Dividends (billions of yen)	―	62.7	62.7	―	78.4	141.1	―	62.7	62.7	(Note 3)	―
Cash Dividends per Share (yen)	―	20	20	―	25	45	―	20	20		―
Payout Ratio (%)	―	―	―	―	29.5	67.4	―	21.7	21.7		―
Value of Shares Repurchased (billions of yen)	―	―	―	―	―	―	―	―	―		―
Number of Shares Canceled (thousands)	―	―	―	―	―	―	―	―	―		―
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		―

Supplemental 2

Supplemental Material for Financial Results for FY2011 Second Quarter (Consolidated)
< U.S. GAAP >

	FY2010						FY2011				FY2011

	1Q	2Q	First Half 6 months	3Q	4Q	12 months	1Q	2Q	First Half 6 months		Forecast 12 months
	(2009/4-6)	(2009/7-9)	(2009/4-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)	(2010/4-6)	(2010/7-9)	(2010/4-9)		('10/4-'11/3)
R&D Expenses (billions of yen)	204.8	194.2	399.0	189.6	136.7	725.3	182.9	187.6	370.5		760.0
Depreciation Expenses (billions of yen)	233.8	256.1	490.0	266.7	275.3	1,032.0	197.5	202.0	399.5		850.0	(Note 4)
Geographic Information
Japan	149.7	161.0	310.7	162.1	193.3	666.1	115.1	127.9	243.0		540.0
North America	42.9	50.4	93.3	50.6	35.2	179.1	41.5	35.5	77.0		150.0
Europe	17.6	20.0	37.6	28.5	19.6	85.7	16.6	15.4	32.0		60.0
Asia	15.3	15.9	31.3	16.4	16.3	64.0	15.2	14.6	29.8		60.0
Other	8.3	8.8	17.1	9.1	10.9	37.1	9.1	8.6	17.7		40.0
Capital Expenditures (billions of yen)	141.8	114.4	256.3	123.4	199.3	579.0	92.6	147.0	239.6		670.0	(Note 4)
Geographic Information
Japan	98.6	78.4	177.1	80.6	135.5	393.3	44.5	89.4	133.9		380.0
North America	25.3	19.3	44.6	23.6	21.7	89.9	20.7	25.2	45.9		120.0
Europe	6.2	4.3	10.5	4.1	15.4	30.0	4.9	3.2	8.1		40.0
Asia	7.8	7.2	15.0	10.0	16.3	41.3	15.4	19.9	35.3		80.0
Other	3.9	5.2	9.1	5.1	10.4	24.5	7.1	9.3	16.4		50.0
Total Liquid Assets (billions of yen)	3,503.3	4,066.9	4,066.9	4,396.9	4,656.3	4,656.3	5,044.6	5,104.3	5,104.3	(Note 5)	―
Total Assets (billions of yen)	29,404.5	28,538.8	28,538.8	29,552.5	30,349.2	30,349.2	29,781.5	29,437.7	29,437.7		―
Toyota Motor Corporation Shareholders' Equity (billions of yen)	10,066.2	9,973.7	9,973.7	10,133.1	10,359.7	10,359.7	10,186.0	10,223.4	10,223.4		―
Return on Equity (%)	-3.1	0.9	-1.1	6.1	4.4	2.1	7.4	3.9	5.6	(Note 2)	―
Return on Asset (%)	-1.1	0.3	-0.4	2.1	1.5	0.7	2.5	1.3	1.9	(Note 2)	―
Number of Consolidated Subsidiaries	―	―	―	―	―	522	―	—	―		―
No. of Affil. Accounted for Under the Equity Method	―	―	―	―	―	56	―	—	―		―

Analysis of Consolidated Net Income for FY2011 (billions of yen, approximately)	(Note 2)	2Q (2010/7-9)	First Half 6 months (2010/4-9)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
.

Marketing Efforts		170.0	570.0
Effects of Changes in Exchange Rates		-90.0	-120.0
Cost Reduction Efforts		40.0	90.0
From Engineering		15.0	45.0
From Manufacturing and Logistics		25.0	45.0
Increases in Expenses, etc.		-40.0	-50.0
Other		-26.5	-30.0
(Changes in Operating Income)		53.5	460.0
Non-operating Income		0.1	-5.0
Equity in Earnings of Affiliated Companies		122.9	189.3
Income Taxes , Net Income Attributable to the Noncontrolling Interest		-99.6	-299.2
(Changes in Net Income)	(Note 2)	76.9	345.1

Supplemental 3